Exhibit 1.02

Bally Technologies, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

Introduction

Bally Technologies, Inc. (herein referred to as “Bally,” the “Company,” “we,” “us,” or “our”) is a diversified global gaming company that designs, manufactures, operates and distributes gaming machines, proprietary table games, casino management systems, interactive applications, networked and server-based systems for gaming operators, utility products and electronic table systems.

Section 1502 of the Dodd-Frank Act requires Bally to perform certain procedures and disclose information about the use and origin of the minerals cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (collectively, “Conflict Minerals”) if these minerals are deemed to be necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the Company. Conflict Minerals that are necessary to the functionality and/or production of our products are common across our product portfolio.  Components and subassemblies are sourced from a global supply base that includes distributors, value-added resellers, original equipment manufacturers and contract manufacturers. These components and subassemblies are used by Bally to produce select products in our portfolio.

Bally is filing this Conflict Minerals Report (the “Report”) because, based on the due diligence measures described in this Report for the 2013 reporting year, we are unable to determine whether the Conflict Minerals contained in products we manufacture or contract to manufacture originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). These products are described below in Part II. Due to Bally’s acquisition of SHFL entertainment, Inc. (“SHFL”) on November 25, 2013, this Report, when necessary, differentiates between the Bally product line and the SHFL product line to reflect any significant differences in the due diligence processes undertaken with respect to the two product lines for the 2013 reporting year. Going forward, we expect that the due diligence process will be uniform with respect to the Company’s entire product line.

Part I.                                                            Due Diligence

Design of our due diligence process

Bally’s due diligence measures have been designed to conform, in all material respects, with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (“OECD Guidance”). Bally, as a purchaser of Conflict Minerals, is many steps removed from the mining of Conflict Minerals and does not purchase raw ore or Conflict Minerals directly from mines, smelters or refiners.  Therefore, Bally must rely on its suppliers to provide the Company with information regarding Conflict Minerals contained in the products and materials those suppliers provide to us, and these suppliers are similarly reliant upon information provided by their sub-suppliers.

It is difficult to determine the origin of Conflict Minerals to a high degree of certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Conflict Minerals containing derivatives.  Smelters and refiners are consolidating points for raw ore and thus are in the best position in the supply chain to know the origin of the ores. During this first reporting year, Bally focused its efforts on the suppliers in its supply chain in an effort to build Conflict Mineral awareness, assess the transparency of its supply chain, and where possible make an initial identification of the smelters and refiners in its supply chain. Accordingly, the Company built awareness regarding Conflict Minerals across its supply base and surveyed all direct material suppliers regarding their use of Conflict Minerals.

Due Diligence Process

Bally has conducted due diligence on the source and chain of custody of the Conflict Minerals in our products. Due diligence activities include (i) establishing a strong Company management system, (ii) identifying and assessing risks, (iii) preparing a response strategy for identified risks, (iv) assessing audits of smelters and refiners prepared by third parties, including related due diligence, and (v) reporting.

Establish strong Company management systems.

Conflict minerals policy

The Company has adopted a formal Conflict Minerals Policy that reflects Bally’s commitment to social responsibility in its supply chain, with a goal of achieving a conflict free supply chain.  Bally’s Conflict Minerals Policy is posted on our website at http://investor.ballytech.com/governance.cfm. All suppliers are provided with a copy of the Company’s Conflict Minerals Policy and are offered in-person or e-learning Conflict Minerals training.

To achieve the objectives embodied in the Conflict Minerals Policy, Bally has created a strategy for our supply chain with respect to minerals originating from conflict-affected and high-risk areas. The Steering Committee, based upon Bally’s desire to achieve a conflict free status, has developed, documented and approved the Company’s strategy, including compliance goals. Compliance goals include the development of a Conflict Minerals Policy; the determination of products containing Conflict Minerals and the identification of the smelters and refiners for those minerals; and the preparation and filing of appropriate Securities and Exchange Commission (“SEC”) disclosures.

Internal management team

The Company has also structured internal management systems to support its supply chain due diligence efforts. Bally has established a governance model to oversee the implementation and ongoing management of a Conflict Minerals Compliance Program that includes a Steering Committee as well as a Conflict Minerals Core Team. The Steering Committee solicits the participation of leadership from the various business units and functional teams to develop, document and maintain a governance structure of sustainable compliance and active mitigation of risk. The Steering Committee includes representatives from the following departments: Procurement, Quality Assurance, Legal, Engineering, Internal Audit and IT.

Control systems

Bally has established a system of controls and transparency over the supply chain. The Company has developed an interpretation of key terms in the Conflict Minerals regulation and has implemented a process to evaluate supply chain parts and suppliers for potential Conflict Minerals risk. In alignment with the OECD guidelines, Bally has identified and assessed the risks in its supply chain by conducting a risk analysis of products, parts and suppliers.

Supplier engagement

In an effort to strengthen the Company’s engagement with its suppliers, Bally has communicated its Conflict Minerals Policy to all its suppliers, posted its Conflict Minerals Policy on its website and requested suppliers to provide smelter and refiner level information as part of the Conflict Minerals Reporting Template described below. Bally provides compliance training to all suppliers that the Company identifies as being a potential supplier of Conflict Minerals, as well as a checklist and additional information on how to build their own programs. In addition, supplier purchase order forms have been updated to require suppliers to provide information on their use and source of Conflict Minerals.

Grievance system

The Company has established a company-level grievance mechanism, through an anonymous telephone hotline, whereby internal parties may provide information or voice concerns regarding the Company’s sourcing and use of Conflict Minerals in its products.

Identify and assess risks in the supply chain.

Bally has identified potential Conflict Minerals risks using a standardized risk identification process designed to identify parts containing or likely to contain a Conflict Mineral. Bally requires its direct suppliers to complete a survey based on the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (the “Template”).  Bally requests its suppliers to provide information at the part level, by an authorized representative.  Bally identified 314 direct suppliers and requested that each supplier complete the Template. Of these, 273 returned a Template, equaling a response rate of 87%.  The Templates returned represent approximately 87% and 98% of direct material spend in 2013 for the Bally product line and the SHFL product line, respectively.

The Company reviewed the supplier responses received, validated them for completeness and consistency, and followed-up through an outreach program for those suppliers that did not return a Template or provided incomplete or inconsistent responses on the Template.  Based on this review, each supplier was assigned a Conflict Minerals status code to identify those requiring additional review or follow-up.  In addition, Bally reviews aggregate supplier survey responses and reports key RCOI metrics to the Steering Committee and Executive Management as part of its internal conflict minerals reporting process.  Where suppliers provided smelter or refiner information, Bally also conducted a comparative review of that information with industry resources, such as the CFSI’s Conflict-Free Smelter Program, to determine whether disclosed smelters and refiners have been identified as conflict free.

Design and implement a strategy to respond to identified risks.

The Company has developed a risk mitigation strategy with the goal of systematically limiting the exposure to and likelihood of Conflict Minerals sourcing risks. Based upon its review of the supplier-provided Templates, the Company reported its findings to designated senior management identifying the actual and potential supply chain risks, including a summary of the identified risks and gaps provided to the Steering Committee with recommended action plans to reduce risks and close gaps. The risk mitigation strategy includes fact-specific action plans for engagement with individual suppliers that were unresponsive to our inquiries, provided incomplete or inaccurate responses on the Template, or are sourcing Conflict Minerals from facilities that are not listed on the CFSI’s Conflict-Free Smelter List.  Such action plans include engagement with suppliers to identify alternative sources of Conflict Minerals or suspending or discontinuing engagement with a supplier after failed attempts at mitigation. To date, we have elected to end our relationship with one supplier because it was unwilling to provide the requested information. Additionally, and more frequently, we provided assistance to suppliers in establishing their own Conflict Minerals policies and programs.

Support the development and implementation of independent third party audits.

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains of Conflict Minerals.  However, we support the development and implementation of independent third party audits of smelters and refiners, such as the CFSI’s Conflict-Free Smelter Program.

Report annually on supply chain due diligence.

Bally has implemented a process to summarize, review and approve compliance results and timely file with the SEC the Form SD (Specialized Disclosure) and Conflict Minerals Report. This Report and our Conflict Minerals Policy are available on our website at http://investor.ballytech.com/governance.cfm.

Part II. Product description and additional steps to mitigate risk

Product Description

•                  Based on the due diligence processes described in Part I above, the Company does not have sufficient information regarding the smelters and refiners that processed the Conflict Minerals contained in products we manufacture or contract to manufacture to determine whether those Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources, or to determine the countries of origin of these Conflict Minerals used in our products or the facilities used to process them. This is primarily attributable to our suppliers’ inability to provide the requested information, despite a total supplier response rate of 87%.  These products include all products manufactured under the Bally product line and under the SHFL product line. They are:

•                  gaming machines,

•                  proprietary table games,

•                  casino management systems,

•                  interactive applications,

•                  networked and server-based systems for gaming operators,

•                  utility products, and

•                  electronic table systems.

Steps to be taken to further mitigate risk

We intend to take the following steps to improve the due diligence conducted and further mitigate any risk that Conflict Minerals in our products could benefit armed groups in the Covered Countries:

•                  Integrate Bally’s Conflict Minerals reporting requirements into our broader internal control procedures;

•                  Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances.  Additional fact finding, risk assessments and review of changes in circumstances will take place as part of Bally’s annual review of its Conflict Minerals compliance program;

•                  Communicate with suppliers to understand their progress and plans with respect to Conflict Minerals sourcing;

•                  Continue to engage suppliers to increase response rate to surveys and ensure each supplier has a Conflict Minerals plan in place; and

•                  Seek to include requirements related to Conflict Minerals in new or renewed supplier agreements.